PROSPECTUS SUPPLEMENT                         Filed Pursuant to Rule 424 (b) (5)
(to Prospectus dated March 30, 2000)                  Registration No. 333-32586



                                 579,710 Shares

                          HomeSeekers.com, Incorporated

                                  Common Stock

                                ----------------

         We are offering all of the 579,710 shares of our common stock being offered by this prospectus. Our common stock is quoted on The Nasdaq SmallCapMarket under the symbol "HMSK." On May 17, 2000, the last reported sale price of the common stock as reported on The Nasdaq SmallCapMarket was $ 3.81 per share.

         AIG, LLC has agreed to purchase 579,710 shares of our common stock for an aggregate purchase price of approximately $2.0 million, resulting in total proceeds to us of approximately $2.0 million, before deducting expenses payable by us, estimated to be approximately $5,000. We expect to deliver the shares against payment in Reno, Nevada on May 19, 2000.

             The date of this prospectus supplement is May 17, 2000.

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         We have not authorized any other person to provide you with any information or to make any representations not contained in this prospectus supplement or the attached prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of any securities other than the 579,710 shares of our common stock. This prospectus supplement is part of, and you must read it in addition to, the attached prospectus dated March 30, 2000. You should assume that the information appearing in this prospectus supplement and the attached prospectus, as well as the information incorporated by reference, is accurate as of the date in the front cover of this prospectus supplement only.

         The distribution of this prospectus supplement and the attached prospectus, and the offering of the common stock, may be restricted by law in some jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement and the attached prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized nor in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

                                 USE OF PROCEEDS

         We estimate that we will receive net proceeds from the sale of the common stock offered by us, after deducting estimated offering expenses of approximately $5,000, of approximately $1.995 million. We intend to use all of the net proceeds from this sale of common stock to fund general corporate purposes.

                              PLAN OF DISTRIBUTION

         Subject to the terms and conditions set forth in a subscription agreement dated May 17, 2000, we have agreed to sell to AIG, LLC, and AIG, LLC has agreed to purchase from us, 579,710 shares of common stock. The subscription agreement provides that AIG, LLC will be obligated to purchase all of the common stock if any are purchased.

         AIG, LLC is not affiliated with American International Group, Inc.

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